UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . .
.. .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-05430	                                  August 21, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA X
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

SSgA Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

900 A Street
Tacoma, WA 98402



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the SSgA Funds

	We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that SSgA Funds, comprising SSgA Money Market Fund, SSgA US Government Money Market
Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond Fund, SSgA Disciplined
Equity Fund, SSgA Small Cap Fund, SSgA Tuckerman Active REIT
Fund,
SSgA IAM Shares Fund, SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA Core Edge Equity Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (individually a "Fund," collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the "Act") as of August 31, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds? compliance based on our examination.

	Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds? compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2009, and with respect to agreement of security purchases and sales, for the period from June 30, 2009 (the date of our last examination) through August 31, 2009:
*	Confirmation of all securities held by institutions in
book entry form on behalf of State Street Corporation ("SSC"), the
Funds' custodian, by the Federal Reserve Bank of Boston and The Depository Trust Company;
*	Confirmation of all securities held by various sub-
custodians in book entry form with exception of the security held
by SSgA Emerging Market Fund representing 0.52% of the fund's market value;
*	 Confirmation of all investments in affiliated funds by
Boston Financial Data Services, Inc., the Funds' transfer agent
(an
affiliated entity of SSC);
*	For securities hypothecated, pledged, placed in escrow, or
out for
transfer with brokers, pledgees, or transfer agents, confirmed
or
verified the subsequent settlement of the security to cash
records
provided by SSC or agreed to term sheets or broker statements obtained from SSC;
*	Reconciliation of all such securities to the books and
records of the Funds and SSC;

*	Confirmation or verification of the subsequent settlement to cash
records provided by SSC of all repurchase agreements with
brokers/banks and agreement of underlying collateral with SSC's records;
*	Confirmation of all securities sold short with the
respective broker;
(May 28, 2010
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116



Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940


We, as members of management of SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond Fund, SSgA Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Tuckerman Active REIT Fund, SSgA IAM Shares Fund, SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA Core Edge Equity Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund(individually a ?Fund,? collectively the ?Funds?), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds? compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2009, and from June 30, 2009 through August 31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2009, and for the period from June 30, 2009 through August 31, 2009, with respect to securities reflected in the investment accounts of the Funds.

By:

Jim Ross
President & Principal Executive Officer

Mark Swanson
Treasurer and Principal Accounting Officer

	Agreement of 20 security purchases and 20 security sales or maturities since our last report from the books and records of the Funds to trade authorizations provided by SSC;

	We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

	In our opinion, management's assertion that SSgA Funds complied with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of August 31,
2009
and for the period from June 30, 2009 through August 31, 2009, with respect to securities reflected in the respective investment accounts of the Funds is fairly stated, in all material respects.

	This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche, LLP
Boston, Massachusetts

May 28, 2010


May 28, 2010
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116



Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940


We, as members of management of SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond
Fund, SSgA Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Tuckerman Active REIT Fund, SSgA IAM Shares Fund, SSgA Directional
Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA Core Edge Equity Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solution Income and Growth Fund(individually a "Fund," collectively the "Funds"), are responsible for complying with the requirements of subsections
(b)
and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule
17f-2 as of August 31, 2009, and from June 30, 2009 through
August
31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule
17f-2 of the Investment Company Act of 1940 as of August 31,
2009,
and for the period from June 30, 2009 through August 31, 2009, with respect to securities reflected in the investment accounts of the
Funds.

By:

Jim Ross
President & Principal
Executive Officer

Mark Swanson
Treasurer and Principal
Accounting Officer